June 24, 2009

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F. Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re: NCL Corporation Ltd. (“Company”)

Form 20-F for the year ended December 31, 2008

Filed April 7, 2009

File No. 333-128780

Dear Ms. Cvrkel:

This letter is in response to your letter dated June 9, 2009 regarding the review of the Company’s Form 20-F for the year ended December 31, 2008 and comments thereto by the Staff of the Securities and Exchange Commission (the “Commission”). Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and followed each comment with the Company’s response.

Management’s Discussion and Analysis:

1. We note your disclosure regarding the $128 million impairment loss recognized in connection with the cancellation of a contract to build a ship. We note that you have ship purchase obligations of over $1 billion in the next 1-3 years. Although we note that it is industry practice to order new ships before securing the necessary financing, and that there is no assurance that you will be able to obtain the necessary financing, we believe you should consider expanding your risk factors and liquidity section in MD&A to discuss the potential claims, impairment losses and impact to your future results of operations in the event of cancellation or breach of contract.

Response:

We acknowledge the Staff’s comment. To address the Staff’s comment, we propose including the following disclosure, as may be updated from time to time, to reflect material facts and circumstances in the Risk Factors section of future Form 20-F’s filed with the Commission. We propose modifying the title of the Risk Factor as follows: “Any delays in the construction and delivery of new cruise ships including any termination or breach of contract or any repairs and refurbishments of our cruise ships may have a material adverse effect on our business, financial condition and results of operations.” Additionally, within the paragraph following the title, we propose to include: “Any termination or breach of contract may result in, among other things, the forfeiture of prior deposits or payments made by us, potential claims and impairment losses.”

Also, in future filings, we propose including the following disclosure to the list of risks affecting our forward-looking statements as set forth in the MD&A section: “the impact of problems encountered at shipyards, as well as, any potential claims, impairment losses, cancellation or breach of contract in connection with our contracts with shipyards.”

7665 Corporate Center Dr.    |    Miami, Florida 33126    |    Tel.: 305.436.4690    |    Fax 305.436.4117    |    dfarkas@ncl.com

Furthermore, in MD&A, we propose including the following disclosure: “In connection with the contract to build Norwegian Epic, we do not anticipate any contractual breaches or cancellations to occur. However, if any would occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.”

Note 10 Commitments and Contingencies, page F-27:

2. We note your disclosures surrounding material litigation starting on page F-28. Please revise your disclosure in future filings to include an estimate of the possible loss or range of loss or state that such an estimate cannot be made in accordance with paragraph 10 of SFAS 5.

Response:

We acknowledge the Staff’s comment. In our future filings, we will, based on our assessment of the current facts and circumstances of each such matter, make the disclosures required by SFAS 5 to provide an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

Other

3. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the Company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

We acknowledge the Staff’s comment. As requested, the Company hereby acknowledges:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please feel free to contact me.

Respectfully submitted,

/s/ Daniel S. Farkas

Senior Vice President and General Counsel

NCL Corporation Ltd.

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